The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

July 13, 2021

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn, Esq.

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Post-Effective Amendment No. 494 to the Trust’s Registration Statement on Form N-1A, filed on May 7, 2021 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on June 23, 2021 (the “Comments”), relating to Post-Effective Amendment No. 494 (“PEA No. 494”) to the Trust’s Registration Statement on Form N-1A filed on May 7, 2021, regarding the Future Fund ETF (the “Fund”), each a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Comment #2

Alston & Bird LLP                                                                                                                                                                                                         www.alston.com

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July 12, 2021 Page 2

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #2

The Registrant acknowledges the Staff’s comment.

Comment #3

The Staff reminds the Registrant that where a comment applies to disclosure that appears multiple times in the Registration Statement, please make the changes each time the disclosure appears.

Response #3

The Registrant will make conforming changes throughout the Documents in response to each Staff comment.

Comment #4

Please review the Form N-1A changes generally resulting from the adoption of Rule 6c-11 regarding ETFs and conform disclosure as required.

Response #4

The Registrant has reviewed Form N-1A and conformed the disclosure as requested.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #5

In the paragraph “Expenses of the Fund,” please update the legend to the most recent legend in Form N-1A.

Response #5

The Registrant has made the requested change. See revisions in the response to Comment #6 below.

Comment #6

Please include a completed fee table and expense table in the Registrant’s response for review.

Response #6

Please see the completed fee table and expense example for the Fund below:

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Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy, and hold and sell shares of the Fund. ~~You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund. These costs are not included in the expense example below.~~ You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses(1)	0.25%
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	1.01%
Fee Waiver and Expense Reimbursements(3)	0.00%
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursements	1.01%
(1)	Estimated for the current fiscal year.
(2)	This number represents the combined total fees and operating expenses of the Acquired Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from the Fund assets.
(3)	Pursuant to an operating expense limitation agreement between The Future Fund, LLC (the “Adviser”) and the Trust, on behalf of the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses for the Fund (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 1.00% of the Fund’s average net assets through July _______, 2022. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees of the Trust. The Adviser is permitted to receive reimbursement from the Fund for fees it waived and Fund expenses it paid, subject to the limitation that (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through July [____], 2022. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

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One Year	Three Years
$103	$322

Comment #7

For footnote 3 under the “Annual Fund Operating Expenses” table, please confirm that the expense limitation agreement will remain in effect for at least one year from the date of the prospectus.

Response #7

The Registrant confirms that the expense limitation agreement will remain in effect for at least one year from the date of the prospectus.

Summary Section – Principal Investment Strategies

Comment #8

In the first paragraph of the section “Principal Investment Strategies,” please clarify that the Fund is an actively managed ETF.

Response #8

The Registrant has made the requested clarification. Please see the revised disclosure below:

Principal Investment Strategies. Under normal market conditions, the Fund, which is an actively managed exchange traded fund or “ETF,” will primarily invest in the equity securities of companies that the Adviser believes to be best positioned to take advantage of or profit from emerging technological or social trends or developments. As part of the investment process, the Adviser seeks to identify potential opportunities created by changes in technology, consumer preferences, demographics, regulatory, environmental and supply/demand dynamics that unfold over long periods of time (“secular trends”) and the companies that can significantly benefit and profit from such trends. Through a proprietary research driven process, the Adviser then analyzes those companies across sectors and secular trends or “themes” to try to identify for investment those companies it believes to be “thematic winners” (companies that the Adviser believes can benefit from positive secular trends or “themes”) with reasonable valuations. The Adviser may also seek to short the securities of companies it believes to be “thematic losers” (companies that the Adviser believes will be negatively affected by emerging secular trends or “themes”) or that have a combination of weakening fundamentals and excessive valuation.

Under normal conditions, the Fund will invest at least 80% of its assets in U.S. exchange-listed equity securities and American Depositary Receipts (ADRs) of companies of any

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market capitalization although the Fund will primarily invest (at least 65% of its assets) in mid and large capitalization companies (companies with market capitalizations in excess of $2 billion). The equity securities in which the Fund may invest include common stock, preferred stock and convertible securities. ADRs are issued by a U.S. financial institution (depositary) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. The Fund may invest in foreign securities listed on ~~local~~ foreign exchanges. The Fund’s investments in foreign equity securities will be in both developed and emerging markets (emerging markets are those countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics).

The Fund will also use futures and options on futures contracts for U.S. equity securities and indices, and exchange-traded-funds (“ETFs”) to adjust market exposure or manage cash needs.

The Fund also employs short positions in equity securities for hedging purposes or to capture returns in down markets.

The Adviser anticipates using a long-term approach to investing that typically results in low to moderate portfolio turnover. The Adviser, however, may ~~take a more active approach to the~~ increase portfolio turnover, depending upon market conditions.

The Fund is classified as a “non-diversified” investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), which means that it may invest a high percentage of its assets in a limited number of issuers.

~~If the Adviser’s strategies do not work as intended, the Fund may not achieve its objective.~~

Comment #9

In the first sentence of the first paragraph of the section “Principal Investment Strategies,” please explain the relevance of the phrase “social developments.” For example, is the fund marketing itself as a social impact fund? If not, please remove the term or otherwise distinguish it from ESG.

Response #9

The Registrant notes that the Fund is not an ESG fund and is not marketing itself as an ESG or social impact fund. Rather, “social developments” refers to secular trends that the Adviser believes will change the way consumers or businesses live their lives or conduct their business. The Adviser seeks to identify companies that are best positioned to take advantage of or profit from such changes. Please see revisions in the response to Comment #8 above.

Comment #10

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In the first paragraph of the section “Principal Investment Strategies,” please explain what “demographic regulatory” means.

Response #10

The Registrant notes that there was a missing comma in this sentence and that the reference is to “demographic” and “regulatory” individually, and not to “demographic regulatory.” The comma has been added. Please see the response to Comment #8 above.

Comment #11

In the first paragraph of the section “Principal Investment Strategies,” please explain what a “theme” is.

Response #11

The Registrant notes that a “theme” is a secular trend that the Adviser has identified through fundamental research that is expected to extend over multiple years. Please see revisions in the response to Comment #8 above.

Comment #12

In the first paragraph of the section “Principal Investment Strategies,” please explain what a “thematic winner or loser” is.

Response #12

The Registrant notes that a “thematic winner” is a company that the Adviser believes can benefit from positive secular trends or themes while a “thematic loser” is a company that the Adviser believes will be negatively affected by emerging secular trends. Please see revisions in the response to Comment #8 above.

Comment #13

Does the Fund intend to concentrate its investments in particular industries? In the second sentence of the first paragraph of the section “Principal Investment Strategies,” please explain the relevance of “identity potential opportunities.”

Response #13

While the Fund is non-diversified, the Registrant notes that the Fund does not intend to concentrate its investments (i.e., invest more than 25% of its net assets) in any particular industry.

The Registrant notes that the phrase “identify potential opportunities” addresses a key element of the Fund’s investment strategy, which is to first identify changes in technology, consumer preferences, demographics, regulatory, environmental and supply/demand dynamics that unfold over long periods of time that may create opportunities for companies to take advantage of or profit from and then identify such companies that are best positioned to do so. Please see revisions in response to Comment #8 above.

Comment #14

July 12, 2021 Page 7

In the second paragraph of “Principal Investment Strategies,” please explain how “mid and large capitalization companies” are defined (by range or index).

Response #14

The Registrant notes that it defines mid and large capitalization companies to be those companies to have market capitalizations in excess of $2 billion. Please see the revisions in response to Comment #8.

Comment #15

In the second paragraph of the section “Principal Investment Strategies,” please explain what “local foreign exchanges” are, or, alternatively, re-word as “foreign exchanges.”

Response #15

As requested, the Registrant has revised the term to “foreign exchanges.”

Comment #16

In the second paragraph of “Principal Investment Strategies,” please clarify how emerging markets is defined.

Response #16

The Registrant has added disclosure indicating how the Fund defines emerging markets. Please see revisions in the response to Comment #8 above.

Comment #17

Please indicate if the Registrant will invest in index ETFs or affiliated ETFs and explain how the Fund will comply with Section 12(d) of the Investment Company Act.

Response #17

The Registrant notes that the Fund may invest in index ETFs but does not intend to invest in affiliated ETFs.

The Registrant has adopted policies and procedures with respect to the limitations imposed by Section 12(d) and maintains compliance testing to ensure that the Fund complies with Section 12(d) of the 1940 Act and related rules.

Comment #18

The “Investing in Other Funds Risk” risk factor suggests that the Fund will invest in mutual funds as well as ETFs. Please reconcile the strategy and risk factor as necessary.

Response #18

The Fund does not intend to invest in mutual funds as a principal investment strategy. The risk factor has been revised accordingly. Please see below:

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•	Investing in Other ~~Funds~~ ETFs Risk. The Fund bears all risks of investment strategies employed by the ~~mutual funds and~~ ETFs (“underlying funds”) that it may invest in, including the risk that the underlying funds will not meet their investment objectives. ETFs may trade in the secondary market at prices below the value of their underlying portfolios and may not be liquid. ETFs that track an index are subject to tracking error and may be unable to sell poorly performing assets that are included in their index or other benchmark.

Comment #19

In the third paragraph of the section “Principal Investment Strategies,” please consider revising the phrase “may take a more active approach to the portfolio.” The Staff believes that the phrase, as worded, suggests that the Fund is not actively managed, which could be misleading.

Response #19

The Registrant has revised the sentence in question. Please see revisions in the response to Comment #8 above.

Comment #20

Please move the sentence “If the Adviser’s strategies do not work as intended, the Fund may not achieve its objective” to the “Principal Risks” section of the summary prospectus.

Response #20

The Registrant has moved the sentence as requested.

Summary Section - Principal Risks

Comment #22

In the section “Principal Risks of Investing in the Fund,” the Staff notes that the risks are listed in alphabetical order. Please do not list the risks in alphabetical order and instead list in order of priority. The Staff notes that only some risks need to be listed in order of priority, and the rest can be included alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response #22

The Registrant has given the Staff’s position, as well as ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment #23

In the “Active Management Risk” risk factor, please clarify that the Fund is an actively managed ETF and that it will not track an index.

July 12, 2021 Page 9

Response #23

The Registrant has revised the risk factor as requested. Please see below:

•	Active Management Risk. The Fund is an actively managed ETF. The Adviser’s judgments about the growth, value or potential appreciation of an investment may prove to be incorrect or fail to have the intended results, which could adversely impact the Fund’s performance and cause it to underperform relative to other funds with similar investment goals or relative to its benchmark, or not to achieve its investment goal.

Comment #24

In the “Derivatives Risk” risk factor, please clarify what is meant by “aggressive” in the first sentence. Is it related to the risk of loss?.

Response #24

The Registrant has clarified the risk factor as requested. Please see below:

•	Derivatives Risk. The Fund uses investment techniques, including investments in futures contracts and options, which may be considered aggressive (i.e., with a higher risk of loss). Investments in such derivatives are subject to market risks that may cause their prices to fluctuate over time and may increase the volatility of the Fund. The use of derivatives may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities underlying those derivatives, such as counterparty risk and the risk that the derivatives may become illiquid. The use of derivatives may result in larger losses or smaller gains than otherwise would be the case. In addition, the Fund's investments in derivatives are currently subject to the following risks:Comment #25

In reference to the “Small Cap and Emerging Growth Securities Risk,” risk factor, please explain why this is a principal risk of the Fund as the Fund is investing primarily in mid and large cap companies. If the risk factor is included because the underlying funds in which the Fund invests include small cap investments, please make that clear in the prospectus.

Response #25

The Registrant notes that while the Fund will primarily invest, which is generally understood to be at least 65%, in mid and large capitalization companies, the Fund may still invest in small capitalization companies in excess of 10% of its assets. Accordingly, small cap and emerging growth securities is a principal risk of the Fund. Please see revisions in the response to Comment #8 above

Summary Section - Performance

Comment #26

July 12, 2021 Page 10

Please identify supplementally the broad-based index to be used by the Fund to compare performance.

Response #26

The Registrant confirms that the Fund intends to use the Russell 3000 Growth Index to compare performance.

Summary Section – Portfolio Managers

Comment #27

Please confirm that the Registrant will include the month and year that the portfolio managers have been managing the Fund with the next amendment.

Response #27

The Registrant added the month and year that the portfolio managers have been managing the Fund to the “Portfolio Managers” section as requested.

Statutory Section – Principal Investment Strategies

Comment #28

For the statutory prospectus, the Item 9 disclosure substantially repeats the Item 4 disclosure. Please consider revising so that the disclosure is not duplicative.

Response #28

Where appropriate, the Registrant has revised the disclosure in response to the Staff’s comment to reduce some of the duplicative disclosure.

Statutory Section – General Investment Policies for Funds

Comment #29

In the section “General Investment Policies for Funds,” please revise references to “Funds,” “each of the Funds” and “a Fund” to refer to a singular Fund.

Response #29

The Registrant has made the requested changes.

Statutory Section – Principal Risks of Investing in the Funds

Comment #30

In the section “Principal Risks of Investing in the Funds,” please revise references to “Funds,” “each of the Funds” and “a Fund” to refer to a singular Fund, including the “Equity Securities Risk” risk factor.

Response #30

July 12, 2021 Page 11

The Registrant has made the requested change.

Statutory Section – Portfolio Managers

Comment #31

In the section “Portfolio Managers,” please revise to include only the information required by Item 5(c) of Form N-1A, such as “name, title, and length of service.” Additional information regarding the portfolio managers by be provided in the SAI.

Response #31

The Registrant has revised the disclosure in response to the Staff’s comment.

Statement of Additional Information

Comment #32

The first sentence on the cover page says defines Future Fund Active ETF as the “Active Fund.” Please modify the reference to the “Fund” as that is the term that is used in the rest of the SAI.

Response #32

The Registrant has made the requested change.

Comment #33

On page 1, the Future Fund Active ETF is defined as the “Future Fund.” It has already been defined as the “Fund.” Please delete.

Response #33

The Registrant has made the requested change.

Comment #34

In the first sentence of the first paragraph of the section “Investment Policies, Strategies and Associated Risks,” please change “Future Fund Active ETF” to the “Fund.”

Response #34

The Registrant has made the requested change.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

July 12, 2021 Page 12

/s/ David J. Baum

David J. Baum